UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of MAY 2008

BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing in the region. Blue Square currently owns and operates 188 supermarkets under the brand names Mega, Mega In Town, Shefa Shuk and Eden Nature, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F/A for the year ended December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel
___________________________

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting of Shareholders of Blue Square – Israel Ltd. (the "Company") to be held at 10:00 A.M., Israel time, on June 12, 2008, at the Company's offices at 2 Amal Street, Rosh Ha’ayin, Israel. The purposes of this meeting are to receive and consider the Directors’ Report and Financial Statements of the Company for the fiscal year ended December 31, 2006, to elect directors to the Company’s Board of Directors, to appoint auditors for the year 2008, to approve amendments to the Company's Articles of Association, to approve the grant of Indemnification letters to the directors and officers of the Company (including any of the Company's controlling shareholders who serve as directors or officers of the Company), and to exempt the directors and officers of the Company (including any of the Company's controlling shareholders who serve as directors or officers of the Company), from liability towards the Company for damages caused or to be caused to the Company following a breach of the duty of care towards the Company or following a bona fide action taken by them in connection with their position in the Company, including action taken while serving as officers in another company, in connection with their position in the Company.

The Company's Board of Directors recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those Shareholders who are able to be present at the shareholders meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Thank you for your continued cooperation.

Very Truly Yours,

David Weissman
Chairman of the Board

Tel-Aviv, Israel

May 14, 2008

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel
___________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders of Blue Square – Israel Ltd. (the "Company") will be held at 10:00 A.M., Israel time, on June 12, 2008, at the Company's offices at 2 Amal Street, Rosh Ha’ayin, Israel in order to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Directors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2006;

2.	To elect directors to the Board of Directors of the Company;

3.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2008; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the auditors for the year ended December 31, 2007;

4.	To approve amendments to Article 23.5 of the Company's Articles of Association;

5.	To approve amendments to Article 31 of the Company's Articles of Association;

6.
To approve the grant of Indemnification letters to the directors and officers of the Company, including any of the Company's controlling shareholders who serve as directors or officers of the Company; and

7.
To exempt the directors and officers of the Company, including any of the Company's controlling shareholders who serve as directors or officers of the Company, from liability towards the Company for damages caused or to be caused to the Company following a breach of the duty of care towards the Company or following a bona fide action taken by them in the connection with their position in the Company, including action taken while serving as directors or officers in another company, in connection with their position in the Company.

In addition, the Shareholders may consider and act upon such other business as may properly come before the shareholder meeting and any adjournment thereof.

Shareholders of record at the close of business on May 12, 2008, are entitled to notice of, and to vote at, the shareholders meeting and any adjournment thereof. Shareholders who are unable to attend the meeting in person are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders are allowed to apply in writing, through the Company, to other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting ("Position Notice"). Position Notices may be sent to the Company's offices at the address above. The last date for issuance of such Position Notices to the Company is May 22, 2008.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

By Order of the Board of Directors,

David Weissman
Chairman of the Board

Tel-Aviv, Israel
May 14, 2008

BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel
___________________________

PROXY STATEMENT
For the Annual General Meeting of Shareholders to be held on June 12, 2008

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York (“BONY”), of Blue Square - Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on, June 12, 2008, at 10 A.M. (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Directors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2006;

2.	To elect directors to the Board of Directors of the Company;

3.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2008; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the auditors for the year ended December 31, 2007;

4.	To approve amendments to Article 23.5 of the Company's Articles of Association;

5.	To approve amendments to Article 31 of the Company's Articles of Association;

6.
To approve the grant of Indemnification letters to the directors and officers of the Company including any of the Company's controlling shareholders who serve as directors or officers of the Company; and

7.
To exempt the directors and officers of the Company, including any of the Company's controlling shareholders who serve as directors or officers of the Company, from liability towards the Company for damages caused or to be caused to the Company following a breach of the duty of care towards the Company or following a bona fide action taken by them in the connection with their position in the Company, including action taken while serving as officers in another company, in connection with their position in the Company.

The Company currently is unaware of any other matters that may be raised at the General Meeting.

A form of proxy for use at the General Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two business days prior to the General Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the General Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

The Board of Directors of the Company is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about May 19, 2008. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation thereof, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

Only shareholders and ADR holders of record at the close of business on May 12, 2008 shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on May 12, 2008, the Company had outstanding 43,372,819 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

Item 2 and 3 to be presented at the General Meeting will require the affirmative vote of at least a majority of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented. Item 4 relating to the amendments to Article 23.5 of the Company's Articles of Association will require the affirmative vote of at least two-thirds (2/3) of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented. Item 5 relating to amendments to Article 31 of the Company's Articles of Association will require the affirmative vote of at least two-thirds (2/3) of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented provided that either (a) such majority of shares voted at the meeting (without taking into account abstentions) includes at least one-third (1/3) of the shares of shareholders who do not have a personal interest in the approval of such proposal voting in person or by proxy, at the meeting, not including abstention votes, or (b) the total number of shares voted against such proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company. Items 6 and 7 will require the affirmative vote of a majority of the shares represented at the Annual Meeting in person or by proxy, provided that either (a) such majority includes at least one-third (1/3) of the shares of shareholders who do not have a personal interest in the approval of such proposal voting in person or by proxy, at the meeting, not including abstention votes, or (b) the total number of shares voted against such proposal by shareholders without a personal interest does not exceed on percent (1%) of the aggregate voting rights in the Company.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained, except that the adoption of resolution 6 is subject to the adoption of resolution 5.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information as of April 30, 2008, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group.

	Ordinary Shares Beneficially Owned
Directors, Officers and 5% Shareholders	Number of shares	Percent

Alon Retail Ltd. (1) Tzarfat Building, Yakum Euro Park, Kibbutz Yakum, Israel	30,640,803	70.65%

Clal Insurance Enterprises Holdings Ltd.(2)	3,910,980.98	9.02%

Directors and Officers of the Company as a group (consisting of 22 persons) (3)	0	0%
__________________

(1)
Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon-Israel Oil Company Ltd. (“Alon”). To the Company’s best knowledge, Alon is owned approximately 34.65% by nine collective acquisition entities of kibbutzim in Israel, approximately 26.14% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd., a public company traded on the Tel Aviv Stock Exchange, and approximately 39.21% are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, Mr. Lev Leveiv is the controlling shareholder of Africa Israel. To the Company’s best knowledge, Bielsol Investments (1987) Ltd. is controlled by David Wiessman and the family of Advocate Biran.

(2)
Includes shares held by Clal Finance Ltd., both directly and through its wholly owned subsidiary, Clal Finance Batucha Investment Management Ltd.  Clal Finance Ltd. is a majority owned subsidiary of Clal Insurance Enterprises Holdings Ltd. ("Clal").  Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli public company, which is a majority owned subsidiary of IDB Holding Corporation Ltd. ("IDB Holdings"),  an Israeli public company.  Mr. Nochi Dankner, Mrs. Shelly Bergman,  Mrs. Ruth Manor and  Mr. Avraham Livnat, by reason of their interests in, and relationships among them with respect to, IDB Holdings, may each be deemed beneficial owner of and share the power to vote and dispose of, the Clal shares owned beneficially by Clal.

(3)	Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Retail Ltd.

ITEM 1 - CONSIDERATION OF THE DIRECTORS’ REPORT AND FINANCIAL
STATEMENTS

At the General Meeting, the Directors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2006 will be presented, reviewed and considered.

ITEM 2 – ELECTION OF DIRECTORS

The Board of Directors has nominated the seven (7) persons named and described below to be elected as directors, in addition to the Company’s two external directors, David Alphandary and Uzi Baram, constituting the entire Board of Directors. All of the nominees currently serve as directors of the Company. The current shareholdings of Alon Retail Ltd. empower it to elect all of the Company’s directors.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees, to hold office until the next General Meeting and until his/her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to it by the nominees.

The nominees to serve on the Board of Directors of Blue Square are:

Name	Age	Position
David Wiessman	52	Chairman of the Board of Directors
Yitzhak Bader	61	Director
Ron Fainaro	41	Director
Shlomo Even	50	Director
Diana Bogoslavsky	48	Director
Avraham Meiron	69	Director
Avinadav Grinshpon	36	Director

David Wiessman has served as Chairman of our board of directors from November 15, 2005 and as the Vice Chairman of our board of directors from June 2003. Mr. Wiessman is also the Chairman of the board of directors of Blue Square Investments and Properties Ltd. ("BSIP") from March 12, 2007 and the Chairman of the board of directors of Blue Square Real-Estate Ltd. from December 21, 2005. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Executive Chairman of Dor Alon Energy In Israel (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the board of directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc., Director of Rosebud Medical Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc. Mr. Wiessman is a member of the Compensation Committee of the Company.

Yitzhak Bader has served as our director from June 2003. Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the board of directors of Alon Israel Oil Company Ltd. and Dor Alon Energy In Israel (1988) Ltd., and a director in Alon Retail, BSIP, Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pizza Hut Israel (2002) Limited Partnership, Pri-Gat Ltd., Rimon Counseling and Management Services Ltd., Meiram Water and Infrastructures Ltd., entities under control of Granot, and One Technologies Software (ASD) Ltd.

Ron Fainaro has served as our director since November 2007. Mr. Fainaro is the Chief Financial Officer of Africa Israel Ltd., as well as a director of various Africa Israel subsidiaries. From 2005 to 2007 he served as Executive Vice President and CFO of Ectel Ltd. From 2004 to 2005, he served as CFO and VP Finance of Tecnomatix Technologies Ltd. (WW Electronics and Shopfloor Divisions and the America Operation) and from 2001 to 2003 he served as CFO and VP Finance of Tecnomatix Unicam Inc. Mr. Fainaro is a CPA and holds a B.A. degree in Accounting from Tel Aviv University and B.Sc. degree in Physics and Materials Engineering.

Shlomo Even has served as our director since June 2003. Mr. Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy in Israel (1988) Ltd. and Alon Dor Operating Service Stations Ltd. and other companies. Mr. Even is a member of the Audit Committee of Blue Square.

Diana Bogoslavsky has served as our director since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairmen of the board of directors of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in the Union of the Kibbutzim Industry and a director in several others companies. Ms. Bogoslavsky holds a Masters degree in Economics and Business Management (specializing in financing) and B.A. in Economics and Administration from Midreshet Rupin in the Hefer Valley in Israel.

Avraham Meiron has served as our director and member of the audit committee since August 20, 2007. Mr. Meiron is currently an independent advisor and is a director in Discount Mortgage Bank Ltd., member of the investments committee in Clal Finance group, and director in A.I. America Israel Investments Ltd. From June 2003 to November 2005 Mr. Meiron has served as a our Director, and until October 2005 as the Vice-President and CFO of Africa Israel Investments Ltd. Mr. Meiron also served as a director of Africa Israel’s subsidiaries, including Alon Oil Company group, the controlling shareholder of Blue Square. Mr. Meiron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem.

Avinadav Grinshpon has served as our director since January 2008. Mr. Grinshpon currently serves as Chief Executive Officer of Memorand Management (1998) Ltd. and several other companies controlled by Lev Levayev (the controlling shareholder of Africa Israel Group), as well as director in several companies in the Africa Israel Group, which holds a controlling interest in Blue Square, through its holdings in Alon Israel Oil Company Ltd. Prior to that he served as Chief Financial Officer of Memorand Management (1998) Ltd. Mr. Grinshpon is a CPA, and holds a B.A. degree in Business Administration and Accounting from the College of Management.

It is proposed that at the General Meeting, the following Resolution be adopted:

"RESOLVED, that David Wiessman, Yitzhak Bader, Ron Fainaro, Shlomo Even, Diana Bogoslavsky, Avraham Meiron and Avinadav Grinshpon be, and hereby are, each elected to hold office as a director of the Company until the close of the next annual general meeting."

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

Independent-External Directors

Companies Law Requirements. Under the Israeli Companies Law, 1999 (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us. The term “affiliation” includes:

• an employment relationship;
• a business or professional relationship maintained on a regular basis;
• control; and
• service as an office holder.

No person can serve as an external director if the person’s position or other business create, or may create, conflict of interests with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are elected by a majority vote at a shareholders’ meeting. The votes in favor of the election must include either (i) at least one-third (1/3) of the votes of the shareholders attending and voting who are non controlling shareholders of the company, without taking abstentions into account or (ii) the total vote of such non controlling shareholders who vote against the election represent 1% or less of all of the voting rights in the company. External directors serve for a three year term, which may be renewed for only one additional three year term and under certain circumstances for an additional three year term. External directors can be removed from office only by the same special majority vote of shareholders required to elect them, or by court order. External directors may be removed from office only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

Any committee of the board of directors must include at least one external director, except the audit committee, which must include all external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such person’s service.

 As of May 12, 2008, David Alphandary and Uzi Baram served as the Company’s external directors.

New York Stock Exchange Requirements. The Company is subject to the rules of the NYSE applicable to listed companies that are foreign private issuers. Under such NYSE rules, each member of the Company’s audit committee must be independent. See “- Audit Committee” below for a description of the independence standards under the New York Stock Exchange rules as applicable to foreign private issuers.

Audit Committee

Companies Law Requirements. Under the Companies Law, a public company must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

New York Stock Exchange Requirements. Under the NYSE rules as applicable to foreign private issuers, the Company is required to have an audit committee that satisfies the requirements of Rule 10A-3 of the 1934 Act. The responsibilities of an audit committee under these NYSE rules include being directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

The independence requirements of Rule 10A-3 of the 1934 Act implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

The definition of “affiliate” is “a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the 1934 Act, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted under the rule, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. There are also certain limited exceptions for an audit committee member who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

Corporate Governance. The Company includes on its web site a statement containing a general description of the significant ways in which the Company's corporate governance practices differ from those required of U.S. domestic companies under NYSE standards. This statement can be accessed on the Company's web site at <www.bsi.co.il/en/index.asp> (under "Investor Information").

As of May 12, 2008 the members of the Audit Committee were David Alphandary, Uzi Baram and Avraham Meiron.

ITEM 3 – APPOINTMENT OF AUDITORS

Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been nominated by the Board of Directors of the Company for appointment as the auditors of the Company for the year ending December 31, 2008. Kesselman & Kesselman are the Company’s current auditors and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2008, and that the Board of Directors, upon recommendation of the Audit Committee be, and hereby is, authorized to determine the fees of the said auditors.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors and the Audit Committee recommend a vote FOR approval of the proposed resolution.

ITEM 4 – APPROVAL OF AMENDMENTS TO ARTICLE 23.5 OF THE COMPANY'S ARTICLES OF ASSOCIATION

Article 23.5 of the Articles of Association (Voting by the Board of Directors) provides that although, in general, the approval of board resolutions requires a majority of votes, approval of certain resolutions (i.e., certain material transactions involving Blue Square Group; entering into new fields of business by Blue Square Group; transactions between Blue Square Group and Interested Parties, as defined in the Articles of Association; amendments to the Articles of Association; a merger between the Company and BSIP; an acquisition offer regarding BSIP held by the public; or reorganizational structural changes of the Company or BSIP) require the affirmative vote of at least 75% of the board members who participate and vote at such board meeting.

The current provisions of Article 23.5 were originally adopted to reflect the arrangements between Alon and another former shareholder of Alon Retail Ltd., the controlling shareholder of the Company. Because Alon Retail Ltd. is now wholly owned (indirectly) by Alon, such arrangements are no longer relevant, and it is therefore proposed to amend Article 23.5 by omitting any 75% voting requirement for the board of directors to approve an issue.

The revised Article 23.5 would read as follows:

"23.5      Voting by the board of directors
Issues arising at the board of directors' meetings shall be decided by a majority of votes of the directors present (or participating, in the case of voting by media) and voting, each director having one vote".

It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that the Amendments to Article 23.5 of the Company's Articles of Association as set forth in the Company's Proxy Statement dated May 12, 2008 be and is hereby approved and ratified.”

Since the proposed Resolution involves an amendment to the Company's Articles of Association, the approval of the proposed resolution requires (pursuant to the Company's Articles of Association) the vote of a majority of two-thirds (2/3) of the shares represented at the Annual Meeting in person or by proxy and voting on the matter presented.

ITEM 5 – APPROVAL OF AMENDMENTS TO ARTICLE 31 OF THE COMPANY'S ARTICLES OF ASSOCIATION

Among the changes made to the Companies Law in Amendment # 3 to the Israeli Companies Law in 2005, was an amendment of statutory provisions concerning indemnification of office holders of the Company. The amendment expanded the circumstances under which the Company is permitted to indemnify its office holders for reasonable legal expenses. In addition, Section 260 of the Companies Law was amended to limit the ability of a company to agree in advance to indemnify its office holders for a monetary obligation imposed on them under a court judgment, or a settlement or arbitration award approved by the court, only to events which are anticipated in light of the company's actual activities.

Therefore, it is proposed to amend Article 31 of the Company's Articles of Association in accordance with the abovementioned amendment of the law by replacing it with a new article (the revised article 31 is enclosed hereto as Appendix A), thereby enabling indemnification to the extent permissible by the law.

Following are the main changes included in the proposed amendments to Article 31:

1.	The Company may indemnify its directors and officers, in advance and retroactively, to the fullest extent permitted under the law;
2.
In addition to its own directors and officers, the Company may undertake to indemnify for future obligations or expenses a director or an officer, in another company in which the Company holds shares or has interests;

3.
Indemnifiable obligation or expenses may include (in addition to those currently specified in Article 31 of the Articles of Association) the New Category of Expenses and any other obligation or expense in respect of which it is permitted or will be permitted to indemnify a director or an officer under the law; and

4.
Such Indemnification for future obligation or expense (as opposed to a retroactive indemnification) are subject to limitations as to events which are anticipated by the Board in light of the Company's actual activities and to an amount or criteria deemed reasonable by the Board of Directors.

It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that the replacement of Article 31 of the Company's Articles of Association with a revised article as set forth in Appendix A to the Company's Proxy Statement dated May 12, 2008 be and is hereby approved and ratified.”

Since the proposed resolution involves an amendment to the Company's Articles of Association and in light of the fact that certain members of the Board of Directors of the Company may be deemed as "Controlling Persons" of the Company, the approval of the proposed resolution requires the vote of a majority of two-thirds (2/3) of the shares represented at the Annual Meeting in person or by proxy and voting on the matter presented, provided that either (1) such majority includes the affirmative vote of at least one-third of the shares of shareholders who do not have a personal interest in the subject matter of the proposed Resolution, voting in person or by proxy, not including abstention votes, or (2) the total number of shares voted against the approval by shareholders who do not have a personal interest in the subject matter of the proposed Resolution, does not exceed one percent (1%) of the aggregate voting rights in the company.

ITEM 6 – GRANT OF INDEMNIFICATION LETTERS TO THE
DIRECTORS AND OFFICERS OF THE COMPANY

The general meeting of shareholders of the Company approved in February 2001 the grant of indemnification letters to the directors and officers of the Company. In April 2002, the general shareholders meeting approved the grant of a new letter of indemnification to the officers and directors of the company.

Subject to the approval of Item 5 – amendments to Article 31 of the Company's Articles of Association – it is proposed to grant to directors and officers of the Company a new indemnification letter (the "New Letter"), which is similar to the indemnification letter previously granted except for several modifications and adjustments principally based on the proposed amendment to Article 31 of the Company's Articles of Association (Item 5). A translation of the form New Letter that the Company intends to issue is enclosed hereto as Appendix B. Please note that the version attached as Appendix B is only a translation and hence is not binding. The actual letters of exemption and indemnification will be issued in Hebrew.

It is proposed that the general meeting of shareholders approve the grant of the New Letters to each of the directors and officers of the Company and to those who will serve as its directors and officers from time to time.

Under the New Letter, the aggregate amount of indemnification (in addition to any insurance proceeds received) may not exceed 25% of the Company's shareholder's equity as set forth in the Company's consolidated financial statements for the year ended December 31, 2007.

According to the New Letter, the Company undertakes to indemnify its directors and officers with respect to following events prospectively and retroactively with respect to such events:

1.
Issue of securities, including, but without derogating from the generality of the foregoing, an offering of securities to the public pursuant to a prospectus, private placement, tender offer or offering of securities in any other manner.

2.
An event connected with the making of an investment by the Company before, during and after the effecting of the investment, in the course of negotiations, contractual arrangement, signature, development and monitoring the investment, including actions performed on behalf of the Company as an officer, employee or observer in the corporation in which the investment is made.

3.
A transaction or arrangement, including a transfer, sale or purchase of assets or liabilities, and including, but without derogating from the generality of the foregoing, goods, real estate, securities, or rights, or the giving or receiving of a right in any one of them and any action connected, directly or indirectly with such transaction, and including a tender offer of any sort and another transaction in securities which the Company has issued, whether or not the Company is a party thereto.

4.
A report or notice filed or submitted according to any law, including, but without derogating from the generality of the foregoing, an event arising from the fact of the Company being a public company or arising from the fact of its securities having been offered to the public, or arising from the fact of its securities being traded on a stock exchange, and including, but without derogating from the generality of the foregoing, a report or notice in accordance with the Companies Law or the Securities Law, or the tax laws including regulations or directives made pursuant thereto, or in accordance with laws or provisions that apply outside of Israel or a report or notice lodged or submitted in accordance with rules, directives or instructions customarily practiced on the stock exchange in Israel or abroad and/or failure to submit such report or notice.

5.	An act connected with voting rights in investee companies.

6.	An act connected with the management of market risks.

7.
A change in the structure of the Company or its reorganization or any resolution relating thereto, including, but without derogating from the generality of the foregoing, a merger, split, alteration of the capital of the Company, setting up of subsidiaries, winding-up or sale thereof.

8.
Action connected directly or indirectly with employer-employee relationships in the Company and/or the commercial relations of the Company, including employees, external contractors, customers, suppliers and service providers, including negotiations, entering into and implementation of personal employment agreements or collective labor agreements, benefits to employees, including the issue of securities to employees.

9.
An act connected, directly or indirectly, with the sale of products, purchase of products, import of products, operation of branches and sites of the Company, safeguarding of public health and safety instructions and provisions.

10.	An act connected with the issue or non-issue of licenses and permits for the Company’s activities.

11.	The preparation and approval of financial statements, including the passing of resolutions regarding the application of accounting rules and fresh presentation in the financial statements.

12.	An act connected with a distribution, including, for the avoidance of doubt, a buy-back by the Company of its own securities.

13.	The transfer of information that is required or permissible for transfer according to law between the Company and/or the other companies and interested parties in any of them.

14.
Remarks, statements including the expression of a position or opinion made in good faith by the Officer in the course of performing his function and by virtue of his function, and including in the framework of meetings of the board of directors or any of its committees.

15.	An act or deed on matters of planning and building, work safety, the environment and recycling, public health, consumer protection.

The Maximum Amount of Indemnity in respect of Liability is in addition to amounts that may be received from an insurance company, if received, in the scope of insurance the Company will purchase, if it purchases, and subject to the condition that the amounts that will be paid in accordance with the deeds of indemnity and the insurance shall not exceed the amount of liability plus costs of litigation as defined in Paragraphs 2.1, 2.2 and 2.3 of the deed of indemnity, attached as Appendix B.

The Company will indemnify its directors and officers to the fullest extent permissible by law, against all amounts they may be obligated to pay as a result of a court decision or a settlement or an arbitrator’s ruling approved by a court decision, all in connection with and in the scope of their activities as directors and officers of the Company and actions taken by a director or officer as an office holder of the Company or its subsidiary or affiliated companies and with respect to the above mentioned events. The indemnification regarding any legal procedure will not include any amount that will derive from any settlement, unless the company has approved in advance and in writing the settlement.

The Company will also indemnify its directors and officers for all costs or expenses, including reasonable legal expenses, that they may incur (1) in connection with any threatened or pending civil proceeding or criminal proceeding in which any such director or officer is acquitted or (to the extent permitted by law) in which such director or officer is convicted, provided however, that the crime for which (s)he is convicted does not require a finding of criminal intent; (2) due to an investigation or proceeding conducted against any such director or officer by an authority authorized to conduct such investigation or proceeding and which was ended without the filing of an indictment against him/her and without being subject to a financial obligation as a substitute for a criminal proceeding, or that was ended without the filing of an indictment against him/her but with the imposition of financial obligation as a substitute for a criminal proceeding relating to an offence which does not require criminal intent.

Under the Companies Law, an undertaking to indemnify for future events must be limited to events which in the Board's opinion are foreseeable at the time of giving such undertaking in view of the Company’s business, and in such amount or standard as the Board deems reasonable under the circumstances. In addition, it is required under Companies Law that such events and amount will be specified in the letter of indemnification.

In addition, under the Companies Law, in order to grant an undertaking of indemnification to its directors and officers, the Company is required to obtain the approval of the audit committee, the board of directors and the general meeting of shareholders (the general meeting approval is not required, where such undertaking is granted only to officers who are not directors).

The Company's audit committee and board of directors have previously approved the grant of the New Letter to each of the directors and officers of the Company (including those who will serve in the future in such companies from time to time). In addition, the Company's board of directors (i) adopted the list of events which are included in the schedule to the New Letter, as foreseeable events in view of the Company’s current business; and (ii) approved that the amount or standard of the undertaking to indemnify as specified in the New Letter is reasonable under the circumstances.

Subject to the approval of the proposed resolution, the Company will sign and mail the New Letter to its directors and officers.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that subject to approval by shareholders of Item 5, the grant of letters of indemnification, the translation of which is enclosed as Appendix B to Proxy Statement dated May 12, 2008, to each of the directors and officers of the Company (including those who will serve in the future in such capacities time to time), be and is hereby approved and ratified.”

As described above, under the Companies Law the grant of an undertaking of indemnification requires an approval of the audit committee, the board of directors and the general meeting of shareholders. In addition, the grant of an undertaking of indemnification to a controlling shareholder (as defined under the Companies Law) or to its relative requires the approval of the general meeting of shareholders by a majority as described below. Since Mr. David Wiessman, who serves as chairman of the board of the Company and as chairman of the board of BSIP, may be deemed as a controlling shareholder, the approval of the proposed Resolution requires the vote of a majority of the shares represented at the Annual Meeting in person or by proxy, provided that either (1) such majority includes the affirmative vote of at least one-third of the shares of shareholders who do not have a personal interest in the subject matter of the proposed Resolution, voting in person or by proxy, at the meeting, not including abstention votes, or (2) the total number of shares voted against the approval by shareholders who do not have a personal interest in the subject matter of the proposed Resolution, does not exceed one percent (1%) of the aggregate voting rights in the company.

ITEM 7 – EXEMPTION FROM LIABILITY

The general meeting of shareholders of the Company approved in February 2001 the grant of indemnification letters to the directors and officers of the Company. In April 2002, the general shareholders meeting approved the grant of a new letter of indemnification to the officers and directors of the Company. Such letters of indemnification included an exemption of directors and officers from liability towards the Company with respect to any damage caused or that will be caused to the Company by them, as a result of a breach of their duty of care toward the Company.

The proposed new letter of indemnification, the granting of which is brought for approval under Item 6 above, does not include an exemption of directors and officers from liability towards the Company because it is proposed that such exemption would be granted by resolution adopted by the Company's audit committee, board of directors and shareholders.

Under the Companies Law, in order to exempt its directors and officers from liability towards the Company, the Company is required to obtain the approval of the audit committee, the board of directors and the general meeting of shareholders (the general meeting approval is not required where such undertaking is granted only to officers who are not directors).

The Company's audit committee and board of directors have approved the exemption of the directors and officers of the Company, including any of the Company's controlling shareholders who serve as directors or officers of the Company, to the fullest extent permitted by law from any liability towards the Company with respect to any damage caused or that will be caused to the Company by its directors and officers, as a result of a breach of their duty of care toward the Company or following a bona fide action taken by them in the connection with their position in the Company, including action taken while serving as directors or officers in another company, in connection with their position in the Company.

It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that the exemption of the directors and officers of the Company, including any of the Company's controlling shareholders who serve as directors or officers of the Company, to the fullest extent permitted by law from any liability towards the Company with respect to any damage caused or that will be caused to the Company by its directors and officers as a result of a breach of their duty of care toward the Company or following a bona fide action taken by them in the connection with their position in the Company, including action taken while serving as directors or officers in another company, in connection with their position in the Company, be and is hereby approved and ratified.”

Since certain members of the Board of Directors of the Company may be deemed as "Controlling Persons" of the Company, the approval of the proposed resolution requires the vote of holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting on the matter presented, provided that either (1) such majority includes the affirmative vote of at least one-third of the shares of shareholders who do not have a personal interest in the subject matter of the proposed Resolution, voting in person or by proxy, not including abstention votes, or (2) the total number of shares voted against the approval by shareholders who do not have a personal interest in the subject matter of the proposed Resolution, does not exceed one percent (1%) of the aggregate voting rights in the company.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

David Wiessman
By Order of the Board of Directors
Chairman of the Board
Dated: May 14, 2008

Appendix A

Proposed revised Article 31 of the Company's Articles of Association

"31. Indemnification of Office Holders

31.1.	The Company shall not indemnify an Office Holder except in accordance with the following provisions of this section.

31.2.	The Company may indemnify an Office Holder, in advance and retroactively, to the fullest extent permitted under the Statutes.

31.3.	Without derogating the aforesaid under this Article 31.2 hereinabove, the Company may undertake to indemnify an Office Holder as follows:

31.3.1.
The Company may undertake to indemnify an Office Holder for future obligation or expense imposed on him/her in consequence of an act done in his/her capacity as an Office Holder therein or as a result of being an Office Holder, in another company in which the Company holds shares or has interests, as specified in this Section below:

31.3.1.1.
a monetary obligation imposed on him/her or incurred by him/her in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or arbitrator's award;

31.3.1.2.
reasonable legal fees, including attorney’s fees, incurred by an Office Holder in consequence of an investigation or proceeding filed against him/her by an authority that is authorized to conduct such investigation or proceeding, and that resulted without filing an indictment against him/her and without imposing on him/her financial obligation in lieu of a criminal proceeding, or that resulted without filing an indictment against him/her but with imposing on him/her a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent. For the purposes of these Articles:

"A proceeding that ended without an indictment in a matter in respect of a which an investigation was conducts", means – closing the case pursuant to Section 62 of the Criminal Procedure Act [Combined Version] 5742 – 1982 (the “Criminal Procedure Act”) or a stay of proceedings by the Administrator General pursuant to Section 231 of the Criminal Procedure Act; “Financial obligation in lieu of a criminal proceeding”, means – a financial obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Act 5746 – 1985, a fine with respect to an offense which was defined as a “finable offense” under the Criminal Procedure Act, a fine or a forfeit.

31.3.1.3.
reasonable litigation costs, including attorney’s fees, incurred by an Office Holder or which he/she is ordered to pay by a court, in proceedings filed against him/her by the Company or on its behalf or by another person, or in a criminal charge of which he is acquitted, or in a criminal charge of which he is convicted of an offence that does not require proof of criminal intent.

31.3.1.4.	any other obligation or expense in respect of which it is permitted or will be permitted under the Statutes to indemnify an Office Holder.

31.3.2.
Such undertaking to indemnify for future events as set forth in Article 31.3.1.1 must be limited to events which in the Board's opinion are foreseeable at the time of giving the indemnity undertaking in view of the Company’s business, and in such amount or standard as the Board deems reasonable under the circumstances.

Such undertaking must specify the events that in the Boards' opinion are foreseeable in view of the Company’s actual business at the time of the undertaking and the amount or the standards that the Board deemed reasonable at the time.

31.3.3.
Without prejudice to the aforesaid provisions, the Company may retroactively indemnify an Office Holder for events specified in Article 31.3.1 above, beyond the limits set forth in Article 31.3.2 above."

Appendix B

Proposed text of New Letter of Indemnification – Unofficial Translation

Date: ____________, 2008

To

______________

Deed of Indemnity

WHEREAS on April 10, 2008 the Company’s audit committee decided to approve the Company’s undertaking to give an advance undertaking for indemnification of the directors and the other officers in the Company (hereinafter jointly – “Officers”), in accordance with the conditions of indemnity set forth in this deed of indemnity (hereinafter - “the Deed of Indemnity”); and

WHEREAS on ______________ the board of directors of the Company approved the aforesaid resolution (hereinafter – “the Indemnity Resolution”) and on ______________ the general meeting of the Company approved the Indemnity Resolution; and

WHEREAS you are an officer in the Company and/or in other corporations, we hereby notify you as follows:

1.
Subject to the provisions of the law, the Company will indemnify you in respect of any liability or expense as described in Paragraph 2 below, that may be imposed on you as a consequence of one or more of the following:

1.1	Your actions in your capacity as an officer of the Company;

1.2
Your actions in your capacity as an officer or the holder of any other position in any other corporation in which the Company holds rights, directly or indirectly, or is an interested party therein (hereinafter - “the Other Company”), unless fulfilling the post in the Other Company is not in connection with your function in the Company or at its request.

2.
The Indemnity Undertaking as referred to in Paragraph 1 above will apply in respect of pecuniary liability and in respect of reasonable costs of litigation, which are indemnifiable according to law, as follows:

2.1
Pecuniary liability that may be imposed on you in favor of another person pursuant to a judgment, including a judgment given in a compromise or in an arbitrator’s award that has been approved by a court (hereinafter – “Liability”), provided that the actions as mentioned in Paragraph 1 above, to which the Liability relates, pertain to one or more of the events described in the schedule to this deed, which in the opinion of the board of directors of the Company are to be foreseen in light of the Company’s actual activities at the time of giving of this undertaking, and provided that the amount of the indemnity which the Company will pay, on a cumulative basis, to all the persons entitled to indemnity in accordance with all the deeds of indemnity that will be issued to such persons in accordance with the Indemnity Resolution, in conformity with this paragraph, in respect of one or more of the events described in the schedule, does not exceed an amount equivalent to 25% (twenty-five percent) of the Company’s equity capital according to the Company’s financial statements as at December 31, 2007, where such amount is increased, from time to time, according to the percentage rise in the Consumer Price Index (hereinafter – “the Index”) as against the index for the month of December 2007, which was published in January 2008 (hereinafter – “the Maximum Amount of Indemnity in respect of Liability”).

If and to the extent that the total of the amounts of indemnity the Company is called upon to pay in respect of liability, as mentioned above in this paragraph, should exceed the Maximum Amount of Indemnity in respect of Liability or the balance of the maximum amount in respect of pecuniary liability (as prevailing for the time being) (the Maximum Amount of Indemnity in respect of Liability or the balance thereof as aforesaid, will henceforth be referred to as: “the Balance”), the Balance will be divided amongst the Officers who are entitled to indemnity (hereinafter – “the Entitled Officers”) as follows: each of the Officers who is entitled in practice to receive a pro rata share of the Balance, according to the ratio between the amount of the indemnity due to him in respect of liability (ignoring the maximum amount that has been fixed as aforesaid) and the overall total of the amounts of indemnity in respect of liability, which will be due to all the Entitled Officers, jointly, in respect of liability (disregarding the maximum amount that has been fixed as aforesaid).

2.2
Reasonable costs of litigation, including attorneys’ fees, which you may incur as a consequence of an investigation or proceeding conducted against you by an authority competent to conduct an investigation or proceeding, and which culminates without an indictment being filed against you, and without pecuniary liability being imposed on you as an alternative for a criminal proceeding, or which culminates without the filing of an indictment against you but with the imposition of pecuniary liability as an alternative to criminal proceedings on an offence which does not require the proof of mens rea;

In this sub-paragraph –

“Culmination of a proceeding without the filing of an indictment in a matter in which a criminal investigation has been opened” – means closure of the dossier pursuant to Section 62 of the Criminal Procedure Law [Consolidated Version], 5742-1982 (hereinafter – “the Criminal Procedure Law”), or a stay of proceedings by the Attorney-General in accordance with Section 231 of the Criminal Procedure Law;

“Pecuniary liability as an alternative to criminal proceedings” – pecuniary liability imposed in accordance with law as an alternative to a criminal proceeding, including an administrative fine under the Administrative Offenses Law, 5746-1985, a fine on an offense specified as a fineable offense in accordance with the provisions of the Criminal Procedure Law, a monetary sanction or penalty;

2.3
Reasonable costs of litigation, including attorney’s fees, which you may incur or be ordered to pay by a court, in a proceeding instituted against you by the Company or another company, as the case may be, or in its name (including in the scope of a derivative claim) or by another person, or in a criminal indictment of which you are acquitted, or in a criminal indictment in which you are convicted of an offense which does not require the proof of mens rea.

3.
The Maximum Amount of Indemnity in respect of Liability is in addition to amounts that may be received from an insurance company, if received, in the scope of insurance the Company will purchase, if it purchases, and subject to the condition that the amounts that will be paid in accordance with the deeds of indemnity and the insurance shall not exceed the amount of liability as defined in Paragraph 2.1 above, plus costs of litigation as defined in Paragraphs 2.2 and 2.3 above.

4.
Upon the occurrence of an event in respect of which you are likely to be entitled to indemnity in accordance with the foregoing, the Company will, from time to time, place at your disposal the moneys required to cover the expenses and the various other payments connected with the handling of such legal proceeding or investigation, in a manner whereby you will not be required to make payment thereof or to finance same yourself, all subject to the terms and conditions and the provisions set forth in this Deed of Indemnity.

5.	Without derogating from the foregoing, the indemnity pursuant to this Deed of Indemnity is subject to the following conditions:

5.1
You will notify the Company about any legal proceeding that may be commenced against you or of any fear or threat that such proceeding may be commenced against you in connection with any event in relation to which the indemnity is likely to apply, and will do so with proper celerity after having first learned of the fact, and you will pass on to the Company or to whomever it may notify you, any document that may be served on you in connection with such proceeding.

5.2
The Company will be entitled to assume the handling of your defense against such legal proceeding and/or to entrust the aforesaid handling to any attorney the Company may select for the purpose (apart from an attorney who is not acceptable to you in reasonable circumstances). The Company and/or the attorney as aforesaid will act in the scope of the aforesaid handling in order to bring the aforesaid proceeding to a termination; the attorney who has been appointed as aforesaid will act and will owe a fiduciary duty to the Company and to you. In a situation in which a conflict of interest arises between you and the Company, the attorney will notify you to that effect and you will be entitled to take an attorney of your own and the provisions of this Deed of Indemnity will apply to expenses you may have in respect of such appointment. The Company will not agree to the making of a compromise as a consequence of which it will be called upon to pay amounts for which you will not be indemnified in accordance with this Deed of Indemnity and will also not be paid in the scope of insurance the Company has purchased, except with its prior written consent. Likewise in a case that the Company should elect to resolve the dispute by way of arbitration, it will be entitled to do so, provided that you give your prior written consent thereto, but such consent shall not be withheld except on reasonable grounds. At the Company’s request you will sign any document empowering it and/or any attorney as aforesaid to handle your defense in such proceeding in your name and to represent you in all matters connected therewith, in accordance with the foregoing.

You will cooperate with the Company and/or any attorney as mentioned above in any reasonable manner that may be required from you by either of them in the scope of their handling in connection with such legal proceeding, provided that the Company will attend to covering all your expenses which you have that may be connected with it, in a manner that you will not be called upon to pay or finance same yourself, and all subject to the contents of Paragraph 2 above.

5.3
Whether or not the Company acts in accordance with what is stated in Paragraph 5.2 above, it will attend to covering the liabilities and expenses mentioned in Paragraph 2 above, in a manner that you will not be called upon to pay or finance same yourself, all subject to the contents of Paragraph 2 above.

5.4
The indemnity in connection with any legal proceeding against you, as set forth in this Deed of Indemnity, will not apply with respect to any amount that may be due from you as a consequence of a compromise or arbitration, unless the Company agrees in writing to such compromise or to the holding of such arbitration, as the case may be.

5.5
The Company will not be called upon to make payment in accordance with this Deed of Indemnity moneys which have actually been paid to you or for you or instead of you in any manner in the scope of insurance which has been purchased by the Company or by the other company, or any indemnity obligation of any other person apart from the Company.

5.6
Should the Company place at your disposal amounts in accordance with this Deed of Indemnity in relation to which there is a possibility that you will be called upon to refund same as stated in Paragraph 5.7 below, the Company will be entitled to make the placing thereof at your disposal conditional upon an arrangement for collateral security as the Company deems fit, with the approval of the audit committee.

5.7
In the event that the Company pays you or makes payment instead of you of any amounts in the scope of this Deed of Indemnity in connection with a legal proceeding as aforesaid, and it subsequently transpires that you are not entitled to indemnity from the Company in respect of such amounts, those amounts will be deemed to be a loan which was given to you by the Company, bearing interest at the minimum rate fixed in accordance with Section 3(i) of the Income Tax Ordinance, or any other law that may come in its stead, as in force for the time being, and does not constitute a taxable benefit, and you will be obliged to repay the aforesaid amounts to the Company when called upon in writing by it to do so and in accordance with a payment arrangement as will be decided by the Company. (You must confirm your agreement in writing to this Deed of Indemnity, including your agreement to this paragraph).

6.
The Company’s obligations under this Deed of Indemnity shall remain valid in your favor also after you cease to hold office, provided that the actions in respect of which the indemnity is given were performed during the period of your holding of office, as aforesaid.

7.	In this Deed of Indemnity –

“Officer”	–
within meaning thereof under the Companies Law, 5759-1999 (“the Companies Law”), including the internal controller, the internal legal advisor and the secretary of the Company, and including any other officer to whom the Company may decide from time to time to issue a deed of indemnity pursuant to the Indemnity Resolution;

“Action” or any derivative thereof	–	including a decision and/or omission (or any derivative thereof) of an implied nature, and including your actions prior to the date of this Deed of Indemnity.

8.
The Company’s obligations pursuant to this Deed of Indemnity will be interpreted broadly and in a manner intended for the fulfillment thereof, to whatever extent is permissible according to law, for the purpose for which such obligations were intended. In the case of a contradiction between any provision in this Deed of Indemnity and the provision of a law which cannot be stipulated upon or altered or added to, the provision of the law as aforesaid will take precedence, but this will not affect or derogate from the validity of the remaining provisions of this Deed of Indemnity.

9.	The schedule to this Deed of Indemnity constitutes an integral part hereof.

10.	This Deed of Indemnity is subject to the provisions of the third chapter of the sixth part of the Companies Law.

11.
Concurrent with the issue of this Deed of Indemnity all previous deeds of indemnity that have been given to you by the Company, to the extent that same were given, are cancelled, in relation to all your actions as described in Paragraph 1 above, with effect from the date of approval of the Indemnity Resolution onwards. However, nothing in the foregoing shall prejudice or derogate from the validity of the previous deeds of indemnity that were given to you by the Company, to the extent that same were given, if such obligation is valid according to law and applies in relation to you in respect of your actions as described in Paragraph 1 above in the period preceding the approval of the Indemnity Resolution, provided that your entitlement to indemnity in respect of such liability and/or expense shall under all circumstances be only in accordance with one document amongst the previous deeds of indemnity that have been given to you, to the extent that same were given, and this Deed of Indemnity.

In witness where the Company has hereunto signed through its authorized signatories who have been duly empowered to do so.

___________________
Blue Square – Israel Ltd.

I confirm receipt of this Deed of Indemnity and confirm my agreement to the conditions thereof, including to Paragraphs 5.6 and 5.7 above.

___________________

SCHEDULE

LIST OF EVENTS

1.
Issue of securities, including, but without derogating from the generality of the foregoing, an offering of securities to the public pursuant to a prospectus, private placement, tender offer or offering of securities in any other manner.

2.
An event connected with the making of an investment by the Company before, during and after the effecting of the investment, in the course of negotiations, contractual arrangement, signature, development and monitoring the investment, including actions performed on behalf of the Company as an officer, employee or observer in the corporation in which the investment is made.

3.
A transaction or arrangement, including a transfer, sale or purchase of assets or liabilities, and including, but without derogating from the generality of the foregoing, goods, real estate, securities, or rights, or the giving or receiving of a right in any one of them and any action connected, directly or indirectly with such transaction, and including a tender offer of any sort and another transaction in securities which the Company has issued, whether or not the Company is a party thereto.

4.
A report or notice filed or submitted according to any law, including, but without derogating from the generality of the foregoing, an event arising from the fact of the Company being a public company or arising from the fact of its securities having been offered to the public, or arising from the fact of its securities being traded on a stock exchange, and including, but without derogating from the generality of the foregoing, a report or notice in accordance with the Companies Law or the Securities Law, or the tax laws including regulations or directives made pursuant thereto, or in accordance with laws or provisions that apply outside of Israel or a report or notice lodged or submitted in accordance with rules, directives or instructions customarily practiced on the stock exchange in Israel or abroad and/or failure to submit such report or notice.

5.	An act connected with voting rights in investee companies.

6.	An act connected with the management of market risks.

7.
A change in the structure of the Company or its reorganization or any resolution relating thereto, including, but without derogating from the generality of the foregoing, a merger, split, alteration of the capital of the Company, setting up of subsidiaries, winding-up or sale thereof.

8.
Action connected directly or indirectly with employer-employee relationships in the Company and/or the commercial relations of the Company, including employees, external contractors, customers, suppliers and service providers, including negotiations, entering into and implementation of personal employment agreements or collective labor agreements, benefits to employees, including the issue of securities to employees.

9.
An act connected, directly or indirectly, with the sale of products, purchase of products, import of products, operation of branches and sites of the Company, safeguarding of public health and safety instructions and provisions.

10.	An act connected with the issue or non-issue of licenses and permits for the Company’s activities.

11.	The preparation and approval of financial statements, including the passing of resolutions regarding the application of accounting rules and fresh presentation in the financial statements.

12.	An act connected with a distribution, including, for the avoidance of doubt, a buy-back by the Company of its own securities.

13.	The transfer of information that is required or permissible for transfer according to law between the Company and/or the other companies and interested parties in any of them.

14.
Remarks, statements including the expression of a position or opinion made in good faith by the Officer in the course of performing his function and by virtue of his function, and including in the framework of meetings of the board of directors or any of its committees.

15.	An act or deed on matters of planning and building, work safety, the environment and recycling, public health, consumer protection.

In this schedule:

“The Securities Law” – the Securities Law, 5728-1968;

“Security”, “transaction”, “distribution” – within the meaning thereof under Section 1 of the Companies Law;

“The Company” – including another company as defined in the Deed of Indemnity.

(3235)

62694 Blue Square Israel ADR:Layout 1 5/15/08 11:50 AM Page 1
62694 Blue Square Israel Woods / Daskal Proof 6 Control Number 4708

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as show here: ●

☐

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes must be indicated (x) in Black or Blue ink.

"Personal Interest" means - the personal interest of a person in an action or a transaction of the Company, including the personal interest of a relative or of another corporation in which he or his relative has an interest, other than a personal interest that arises merely from holding shares in the company.

	FOR	AGAINST	ABSTAIN
1. To elect directors to the Board of Directors of the Company. **Please see voting slate above**			
2. To appoint Kesselman & Kesselman, certified public accountants as the Company's auditors for the year 2008; to authorize Board of Directors and Audit Committee to determine the auditors' fees;	☐	☐	☐
3. To approve amendments to Article 23.5 of the Company's Articles of Association;	☐	☐	☐
4. To approve amendments to Article 31 of the Company's Articles of Association;	☐	☐	☐

	YES	NO
Do you have a personal interest in approval of this Resolution 4 - **must be answered for vote to be counted.**	☐	☐

	YES	NO
Do you have a personal interest in approval of this Resolution 5 - **must be answered for vote to be counted.**	☐	☐

	YES	NO
Do you have a personal interest in approval of this Resolution 6 - **must be answered for vote to be counted.**	☐	☐

To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date Share Owner sign here Co-Owner sign here

62694 Blue Square Israel ADR:Layout 1 5/15/08 11:50 AM Page 2
62694 Blue Square Israel Woods / Daskal Proof 6 Control Number 4708

Blue Square-Israel Ltd.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. EST on June 9, 2008)

The undersigned registered owner of American Depositary Shares ("ADRs") hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of Blue Square-Israel Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on May 12, 2008 at the Annual General Meeting of the Shareholders of Blue Square-Israel Ltd. to be held at their executive offices on June 12, 2008 or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

BLUE SQUARE-ISRAEL LTD.
PROXY PROCESSING
PO BOX 3549
S HACKENSACK NJ 07606-9249

To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.